Exhibit 3.4(b)(2)

AMENDMENT AND JOINDER AGREEMENT

Reference is hereby made to the Limited Liability Company Agreement, dated as March 21, 2011, as amended from time to time (the “LLC Agreement”), between Wireco WorldGroup, Inc. (f/k/a/ Wire Rope Corporation of America, Inc.) and WRCA, LLA, a company organized under the laws of the State of Delaware (the “Company”). Pursuant to and in accordance with Sections 13 of the LLC Agreement, the undersigned hereby amend the LLC Agreement as more particularly set forth herein. Pursuant to Section 16 of the LLC Agreement, WRCA US Holdings Inc. (the “New Member”), upon its execution of this Agreement, is hereby admitted as a Member of the Company.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the LLC Agreement.

1.	Section 5 of the LLC Agreement is hereby replaced with the following:

Members. The names, mailing addresses and percentage interest in the Company of the Members is as follows:

Name	Address		Percentage Interest
Wireco WorldGroup, Inc.	[address	]	99%
WRCA US Holdings Inc.	[address	]	1%

2.	Section 6 of the LLC Agreement is hereby replaced with the following:

The business and affairs of the Company shall be managed by Wireco WorldGroup, Inc. (the “Managing Member”). The Managing Member shall have the power and authority to do any and all acts necessary or convenient to or for the furtherance of the purposes described herein, including all powers and authorities, statutory or otherwise, possessed by members of limited liability companies under the laws of the State of Delaware. In connection with the foregoing, the Managing Member is hereby authorized and empowered to act through its officers and employees and other persons designated by the Managing Member in carrying out any and all of its powers and authorities under this Agreement, and to delegate any and all of the powers and authorities that the Managing Member possesses under this Agreement to any of its officers and employees and to any other person designated by the Managing Member. Ira Glazer is hereby designated as an authorized person, within the meaning of the

Act, to execute, deliver and file any amendments to the certificate of formation of the Company and any other certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business. The Company may (i) acquire, hold and dispose of interests (whether by the making of investments or otherwise and on such terms and conditions as the Managing Member may determine) in other entities, including as a partner of a partnership, a member of a limited liability company and a stockholder of a corporation, and (ii) borrow money (on such terms and conditions as the Managing Member may determine) in connection with its business.

3.	References in the Recitals of the LLC Agreement to “the Member” are amended to read “the Managing Member.” References in Sections 7, 8, 9, 10, 13 and 16 of the LLC Agreement to “the Member” are amended to read “the Managing Member.” Each other reference to “the Member” in the LLC Agreement is amended to read “the Members”.

4.	The New Member acknowledges that it has received and reviewed a complete copy of the LLC Agreement and agrees that upon execution of this Amendment and Joinder Agreement, such person shall become a party to the LLC Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the LLC Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of May 20, 2011.

WRCA US Holdings Inc.

By	/s/ Ira Glazer

Name:	Ira Glazer
Title:	President and Chief Executive Officer
Date:	May 20, 2011

WIRECO WORLDGROUP INC.

By	/s/ Ira Glazer

Name:	Ira Glazer
Title:	President and Chief Executive Officer
Date:	May 20, 2011